VIA EDGAR TRANSMISSION September 18, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Rose Zukin, Esq.

Re:	Curis, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 26, 2009 and Schedule 14A filed April 17, 2009

File No. 000-30347

Dear Ms. Zukin:

On behalf of Curis, Inc. (“Curis”), I am writing to confirm that Curis is preparing a response to the letter dated September 14, 2009 from Jeffrey Riedler, of the Staff of the Securities and Exchange Commission to Mr. Daniel R. Passeri, President and Chief Executive Officer of Curis relating to the Company’s Form 10-K and Schedule 14A (the “Letter”). As I indicated during our telephone conversation on September 17, 2009, the Company intends to submit its response to the Letter on or before October 2, 2009.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc: Daniel R. Passeri